Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	2013	2012	2011	2010	2009
Earnings, as defined:
Income (Loss) from Continuing Operations Before
Income Taxes (a)	$(371)	$738	$1,212	$881	$(13)
Adjustments to reflect earnings from equity method
investments on a cash basis			1	7	1
	(371)	738	1,213	888	(12)

Total fixed charges as below	226	238	259	426	364
Less:
Capitalized interest	36	47	47	33	44
Interest expense and fixed charges related to
discontinued operations			3	147	102
Total fixed charges included in Income (Loss) from
Continuing Operations Before Income Taxes	190	191	209	246	218

Total earnings	$(181)	$929	$1,422	$1,134	$206

Fixed charges, as defined:
Interest charges (b)	$207	$214	$223	$387	$321
Estimated interest component of operating rentals	19	24	36	38	42
Fixed charges of majority-owned share of 50% or
less-owned persons				1	1

Total fixed charges (c)	$226	$238	$259	$426	$364

Ratio of earnings to fixed charges (d)	(0.8)	3.9	5.5	2.7	0.6

(a)
In September 2013, PPL Montana executed a definitive agreement to sell certain hydroelectric generating facilities.  The sale is not expected to close before the second half of 2014.  To facilitate the sale, PPL Montana terminated a lease agreement which resulted in a $697 million charge, included in "Loss on lease termination" on the Statement of Income.  See Note 8 to the Financial Statements for additional information.

(b)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(c)	Interest on unrecognized tax benefits is not included in fixed charges.
(d)
The lease termination referred to in (a) above resulted in earnings that were less than fixed charges for 2013.  The total amount of fixed charges for 2013 was $226 million and the total amount of earnings for the same period was $(181) million.  The amount of the deficiency, or the amount of fixed charges in excess of earnings, was $407 million.

In January 2011, PPL Energy Supply distributed its 100% membership interest in PPL Global to PPL Energy Supply's parent, PPL Energy Funding.  As a result, PPL Global's operating results were reclassified as Discontinued Operations.  Upon reflecting this reclassification, earnings were less than fixed charges for 2009.  See Note 9 in PPL Energy Supply's 2011 Form 10-K for additional information.  The total amount of fixed charges for this period was $364 million and the total amount of earnings was $206 million.  The amount of the deficiency, or the amount of fixed charges in excess of earnings, was $158 million.

329